FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December, 2011.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2011. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja

	Name:	Sanjay Baweja
January 25, 2012	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14736

25 January 2012

Sir,

Sub: Un-audited Financial Results for the period ended 31 December 2011.

Pursuant to Clause 41 of the Equity Listing Agreement with Indian Stock Exchanges the following documents are submitted:

a)	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2011, which has been approved by the Board of Directors in their meeting, held on 25 January 2012. The press release in this regard is also attached. (Attachment “A”)

b)	Limited Review Report of the auditors on the unaudited financial results for the quarter ended 31 December 2011 (Attachment “B”).

Thanking you,

Yours faithfully,
For Tata Communications Limited

Rishabh Aditya
Dy. Company Secretary & VP

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No.(22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No.2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block BandraKurlaComplex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE

QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2011

							( in Lakhs)
	Particulars	Stand alone
		For the quarter ended			For the nine months ended December 31,		For the year ended March 31,
		December 2011	September 2011	December 2010	2011	2010	2011
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and Other Services	101923	102661	92482	299113	269455	361177

2	Expenditure
	a. Network Costs	43839	41638	41169	125137	115969	154836
	b. Operating and Other Expenses	20325	17264	18425	54056	51153	68693
	c. Salaries and Related Costs	15551	14209	12924	44862	38887	52046
	d. Depreciation and Amortisation	17886	17092	16593	51252	49095	65965

	e. Total Expenditure (2a to 2d)	97601	90203	89111	275307	255104	341540

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	4322	12458	3371	23806	14351	19637
4	Other Income (net)	3993	1944	6515	9828	10677	16217

5	Profit /(Loss) before Interest and Exceptional Items (3 + 4)	8315	14402	9886	33634	25028	35854

6	Interest Cost (net)	4035	4643	4692	13273	13696	18339

7	Profit /(Loss) after Interest but before Exceptional Items (5 -6)	4280	9759	5194	20361	11332	17515
8	Exceptional Items:
	Expense / (Income)
	a. Fixed Assets Written off	—	—	—	—	—	2515
	b. Interest on Income Tax Refund	—	—	—	—	—	(404)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3)	4280	9759	5194	20361	11332	15404

10	Tax Expense	1332	3571	332	7047	(2407)	(852)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9- 10)	2948	6188	4862	13314	13739	16256

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit/(Loss) from Ordinary Activities after Tax and Extraordinary Items(11 - 12)	2948	6188	4862	13314	13739	16256

14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500

15	Reserves excluding Revaluation Reserve		—	—	—	—	651510

16	Earnings Per Share (EPS)	1.03	2.17	1.71	4.67	4.82	5.70
	Basic and diluted earnings per share before and after Extraordinary Items ( )
17	Aggregate of public shareholding
	a. Number of shares		49161129		49051425	47759745	48030203
	b. Percentage of shareholding		17.25		17.21	16.76	16.85
18	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares		10000000		10000000	20000000	10000000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)		4.61		4.61	9.22	4.61
	- Percentage of Shares (as a % of the total share capital of the Company)		3.51		3.51	7.02	3.51
	b. Non-encumbered
	- Number of Shares		207028873		207028873	197028873	207028873
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)		95.39		95.39	90.78	95.39
	- Percentage of Shares (as a % of the total share capital of the Company)		72.64		72.64	69.13	72.64
	c. Shares held by custodian and against which Depository Receipts have been issued-
	(I) Promoters and promoters group		—		—	—	—
	(II) Public		18809998		18919702	20211382	19940924

B. UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2011

( in Lakhs)

		Consolidated
		For the quarter ended			For the nine months ended December 31		For the year ended March 31,
	Particulars	December 2011	September 2011	December 2010	2011	2010	2011
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and other Services	360410	337361	301800	1023477	886316	1193199

2	Expenditure
	a. Network Costs	198998	186248	181965	573262	533493	712777
	b. Operating and Other Expenses	59852	54074	49587	169357	145077	195164
	c. Salaries and Related Costs	51374	49238	39113	150237	120697	162731
	d. Depreciation and Amortisation	47283	43401	38650	132726	115697	154830

	e. Total Expenditure (2a to 2d)	357507	332961	309315	1025582	914964	1225502

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	2903	4400	(7515)	(2105)	(28648)	(32303)

4	Other Income (net)	5026	242	6902	8995	13580	20109

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	7929	4642	(613)	6890	(15068)	(12194)

6	Interest Cost (net)	19021	25623	14940	64765	42236	51764

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	(11092)	(20981)	(15553)	(57875)	(57304)	(63958)
8	Exceptional Items:
	Expense / (Income)
	a. Severance cost	—	—	—	—	—	4601
	b. Fixed Assets Written off	—	—	—	—	—	2515
	c. Interest on Income Tax Refund	—	—	—	—	—	(404)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3)	(11092)	(20981)	(15553)	(57875)	(57304)	(70670)

10	Tax Expense	1551	2841	428	6464	(1248)	(878)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	(12643)	(23822)	(15981)	(64339)	(56056)	(69792)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—
13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	(12643)	(23822)	(15981)	(64339)	(56056)	(69792)

14	Minority Interest	(2694)	7302	2873	11478	8104	10562
15	Share in Profit / (Loss) of Associates	31	—	(5030)	(510)	(14087)	(18460)
16	Net Profit / (Loss) (13+14+15)	(15306)	(16520)	(18138)	(53371)	(62039)	(77690)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500
18	Reserves excluding Revaluation Reserve						309948
19	Earnings Per Share (EPS) Basic and diluted earnings per share before and after Extraordinary Items ( )	(5.37)	(5.80)	(6.36)	(18.73)	(21.77)	(27.26)

C. Standalone Business Segment Information:

( in Lakhs)

	Stand alone
	For the quarter ended			For the nine months ended December 31		For the year ended March 31,
Particulars	December 2011	September 2011	December 2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	31702	31915	23857	92977	73844	101387
Global Data and Managed Services	70221	70746	68625	206136	195611	259790

Total	101923	102661	92482	299113	269455	361177

Segment result
Global Voice Solutions	1866	3798	(2526)	8083	(3441)	(4930)
Global Data and Managed Services	52395	54820	51582	157970	152088	205465

Total	54261	58618	49057	166054	148648	200535

Less :
(i) Interest Cost (net)	4035	4643	4692	13273	13696	18339
(ii) Other Unallocable Expenses (net)	45946	44216	39171	132420	123620	164681

Profit / (Loss) before Taxes and Exceptional Items	4280	9759	5194	20361	11332	17515

Exceptional Expenses/(Income) (net)	—	—	—	—	—	2111

Profit / (Loss) before Taxes	4280	9759	5194	20361	11332	15404

Tax Expense	1332	3571	332	7047	(2407)	(852)

Net Profit / (Loss)	2948	6188	4962	13314	13739	16256

D. Consolidated Business Segment Information:

( in Lakhs)

	Consolidated
	For the quarter ended			For the nine months ended December 31		For the year ended March 31,
Particulars	December 2011	September 2011	December 2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	172727	157582	162399	491537	483558	652589
Global Data and Managed Services	143748	133205	122947	403353	357736	479462
South Africa Operations	43664	46276	16075	127674	43760	59438
Others	271	298	379	913	1262	1710

Total	360410	337361	301800	1023477	886316	1193199

Segment result
Global Voice Solutions	29863	29123	23309	84734	71327	101417
Global Data and Managed Services	110094	99842	90550	304837	264569	355598
South Africa Operations	(3125)	(3068)	(7317)	(17227)	(20263)	(27059)
Others	(184)	(209)	21	(410)	217	372

Total	136648	125688	106563	371934	315850	430328

Less :
(i) Interest Cost (net)	19021	25623	14940	64765	42236	51764
(ii) Other Unallocable Expenses (net)	128719	121046	107176	365044	330918	442522

Profit / (Loss) before Taxes and Exceptional Items	(11092)	(20981)	(15553)	(57875)	(57304)	(63958)

Exceptional Expenses / (Income) (net)	—	—	—	—	—	6712

Profit / (Loss) before Taxes	(11092)	(20981)	(15553)	(57875)	(57304)	(70670)

Tax Expense	1551	2841	428	6464	(1248)	(878)

Net Profit / (Loss) before Minority Interest and Associate Profit / (Loss)	(12643)	(23822)	(15981)	(64339)	(56056)	(69792)

Minority Interest	(2694)	7302	2873	11478	8104	10562

Share in Profit / (Loss) of Associates	31	—	(5030)	(510)	(14087)	(18460)

Net Profit / (Loss) for the period	(15306)	(16520)	(18138)	(53371)	(62039)	(77690)

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data centers, virtual private network signaling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and offer wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise of a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

*	To reflect the changed nature of business transactions, the allocation of arms length pricing adjustments were realigned effective April 01, 2011.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results of the Company for the quarter and nine months ended December 31, 2011 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on January 25, 2012.

2.	Other Income includes:

						( in Lakhs )
Net foreign exchange (gain)/loss	For the quarter ended			For the nine months ended December 31,		For the year ended March 31,
	December 2011	September 2011	December 2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	473	78	(690)	(826)	(1080)	(1842)
- Consolidated	(1465)	2913	(813)	377	(2474)	(3126)

3.	The consolidated results for the quarter and the nine months ended December 31, 2011 include those of Neotel Pty Ltd, a company incorporated in South Africa which became a 61.5% (effective holding) subsidiary of the Company during this period (49 % effective holding held earlier).

4.	Consequent to increasing the stake in Neotel Pty Ltd, the Company assessed the cashflow projections of Neotel and has designated that the loans given to Neotel would be considered as part of net investment in non integral foreign operations. Accordingly the Company has accounted for the effects of revaluation of loans in Exchange Translation Reserve (as per AS- 11 on “Accounting for effects of changes in Foreign Exchange Rates”).

An amount of 3708 lakhs of foreign exchange gain (net of forward cover loss of 12923 lakhs on this loan) and an amount of 22153 lakhs of net foreign exchange loss have been transferred to Exchange Translation Reserves in the Standalone and the consolidated financials respectively.

5.	Pending the disposal of the Company’s appeal before the Honorable Supreme Court relating to the method of Computation of Annual Gross Revenue (AGR), the Company continues to calculate the Revenue Share for computation of license fee in the same manner as in the past.

6.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

7.	Investor Complaint status:

Outstanding as on October 01, 2011	Total received during the quarter ended December 31, 2011	Total resolved during the quarter ended December 31, 2011	Outstanding as on December 31, 2011
Nil	1	1	Nil

For TATA COMMUNICATIONS LIMITED

VINOD KUMAR

MANAGING DIRECTOR &

GROUP CEO

Place : Mumbai.

Date : January 25, 2012

S.B.Billimoria	Chartered Accountants
& Co.	12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel: +91 (022) 6667 9000
Fax: +91 (022) 6667 9100

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA COMMUNICATIONS LIMITED

ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

1.	We have reviewed the accompanying statement of Unaudited Financial Results of TATA COMMUNICATIONS LIMITED (“the Company”) for the quarter and nine months ended December 31, 2011 (“the Statement”). This Statement is the responsibility of the Company’s management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial results are free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

4.	Further, we also report that the particulars relating to the number of shares as well as the percentage shareholding in respect of aggregate of public shareholding and pledged/ encumbered shares and non-encumbered shares of promoters and promoter group shareholders, in terms of Clause 35 of the Listing Agreement and the particulars relating to the undisputed investor complaints have been traced from the details furnished by the Registrars.

For S. B. BILLIMORIA & CO. Chartered Accountants
(Registration No. 101496W)

Saira Nainar Partner
(Membership No.040081)

MUMBAI, January 25, 2012

S.B.Billimoria & Co.	Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India
Tel: +91 (022) 6667 9000
Fax: +91 (022) 6667 9100

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA COMMUNICATIONS LIMITED

ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

1.	We have reviewed the accompanying statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA COMMUNICATIONS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the loss of the associate companies for the quarter and the nine months ended December 31, 2011. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountant of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

3.	The Statement includes the results of subsidiaries and a joint venture as given in the Annexure to this report.

4.	The Statement reflect the Group’s share of Revenues of Rs. 43,664 and Rs. 127,674 lakhs and Net Loss of Rs. 14,147 and Rs. 41,396 lakhs for the quarter and the nine months ended December 31, 2011 respectively, in relation to a subsidiary whose consolidated results have been reviewed by other auditor. The statement also reflects the Group’s share of (profit) / loss amounting to (Rs. 31) and Rs. 54l lakhs for the quarter and the nine months ended December 31, 2011 respectively, in respect of associates whose results have been reviewed by other auditor. Accordingly, our assurance on the Statement in so far as it relates to the amounts included in respect of this subsidiary is based solely on the reports of such other auditor which have been furnished to us.

5.	The financial results of four subsidiaries and one joint venture which reflect the Group’s share of revenue of Rs. 2,143 and Rs. 6,352 lakhs and the Group’s share of loss of Rs. 1,518 and Its. 5,535 lakhs for the quarter and the nine months ended December 31, 2011 respectively have not been reviewed by their auditors.

6.	Based on our review and read with our comment in paragraph 4 and subject to our comments in paragraph 5 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S. B. BILLIMORIA & CO.

Chartered Accountants

(Registration No. - 101496W)

Saira Nainar

Partner

(Membership No. 040081)

MUMBAI, January 25, 2012

S.B.Billimoria

& Co.

ANNEXURE TO AUDITOR’S REPORT

List of Subsidiaries:

1	Tata Communications International Pte Ltd
2	Tata Communications Transformations Services Limited
3	Tata Communications Lanka Limited
4	S&A Internet Services Pvt Ltd.
5	Tata Communications Banking InfraSolutions Limited
6	VSNL SNO SPV Pte Ltd
7	Tata Communications (America) Inc
8	Tata Communications (Australia) Pty Limited
9	Tata Communications Services (International) Pte. Ltd.
10	Tata Communications (Taiwan) Limited
11	Bit Gravity Inc.
12	VSNL International (ITXC) Corp.
13	Neotel (Pty) Ltd
14	SEPCO Communications Pty Ltd.
15	Tata Communications (Belgium) SPRL
16	Tata Communications (Bermuda) Limited
17	Tata Communications Services (Bermuda) Limited
18	Tata Communications (Canada) ULC
19	Tata Communications (France) SAS
20	Tata Communications Deutschland GmbH
21	Tata Communications (Guam) LLC
22	Tata Communications (Hong kong) Limited
23	Tata Communications (Hungary) LLC
24	Tata Communications (Ireland) Limited
25	Tata Communications (Italy) Srl
26	Tata Communications (Japan) KK
27	ITXC IP Holdings Sarl
28	Tata Communications (Netherlands) B.V.
29	Tata Communications (Nordic) AS
30	Tata Communications (Poland) Spz oo
31	Tata Communications (Portugal) Unipessoal LDA
32	Tata Communications (Portugal) Instalacao E Manutencao De Redes LDA
33	Tata Communications (Puerto Rico) Inc.
34	Tata Communications (Russia) LLC
35	Tata Communications (Spain) S.L
36	Tata Communications (Sweden) AB
37	Tata Communications (Switzerland) GmbH
38	Tata Communications (UK) Limited
39	Tata Communications (Middle East) FZ-LLC
40	TCPoP Communication GmbH
41	Neotel Business Support Services (Pty) Ltd
42	Airview Trading (Pty) Ltd

List of Joint Venture:

1	United Telecom Limited

List of Associate:

1	Number Portability Company (Pty) Ltd

For immediate release	PRESS RELEASE

Media Contacts:
Divya Anand Tata Communications +91 8976068777 divya.anand@tatacommunications.com	Monica Sondhi Rediffusion/Edelman +91 7738066622 monica.sondhi@edelman.com

Tata Communications Q3 consolidated EBITDA up by 61% YoY

Strong revenue growth maintained across operations. Gross revenues increase 19% YoY

•	Core Business remains profitable

•	Neotel sees further enhancement in operating profitability

•	Focused cash management program on track

•	Capex programme is aligned to demand and is pursuing predictable & strategic growth-oriented opportunities

Mumbai, 25 January 2012: Tata Communications announced its financial results for the quarter ended December 31, 2011. Consolidated gross revenues were at Rs. 36,041 million in the quarter ended December 31, 2011 as against Rs. 33,736 million in the previous sequential quarter and Rs. 30,180 million in the same quarter last year. The Core Business accounted for Rs. 31,648 million as against Rs. 29,079 million in Q2 FY2012 and Rs. 28,535 million in Q3FY2011. The Startup Business, primarily Neotel, posted revenues of Rs. 4,394 million in the quarter ended December 31, 2012 as against Rs. 4,657 million in Q2 FY2012 and Rs. 1,645 million in Q3 FY2011.

Tata Communications’ leadership in Global Voice Services continued. This business contributed 55% to Core Business revenues in the period as compared to 54% in Q2 FY2012. The total voice minutes registered on the network were at 13.4 bn minutes as against 13.1 bn minutes in Q2 FY2012.

Tata Communications’ Global Data Services contributed 45% to the Core Business revenues in the quarter under review. The data portfolio continued expanding and witnessed introductions of new products and technologies; InstaHCM was launched under Cloud Computing business and the IPX+ framework was announced to enable mobile broadband solutions.

The Startup Business, reflecting largely Neotel’s performance, reported healthy revenues of Rs. 4,394 million in Q3 FY2012 as compared to Rs. 4,657 million in the sequentially preceding quarter (remaining almost flat in local currency terms). Neotel has continued to witness improved resource utilization and show better productivity; its operating profitability which turned positive in Q2 FY2012 saw further improvement.

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Commenting on the performance of Q3 FY2012, Mr. Vinod Kumar, CEO and MD, Tata Communications, said, “We are very pleased to report a healthy improvement in the operating performance of the business. Global voice has demonstrated continued improvement in volumes and revenues. The company’s global data business is scaling up as planned. Complementing our leadership in the enterprise data segment within India, we have been growing our international revenues as reflected in the enhanced uptake of our customised offerings and managed services.”

“Neotel, the company’s South African subsidiary has grown its revenues by 22% year on year in local currency terms. Several strategic initiatives over the past year have begun to yield results with the operating and financial performance of this business reporting visible improvement. Optimum asset utilisation and higher productivity levels elevated margins on a yearly as well as sequential basis. We are confident of leveraging our proficiency to capitalise on the tremendous opportunities available in Africa.”

“Over the last several years, we have worked towards changing our business mix towards data and managed services and enterprise segment. Having achieved this shift, it is our intention to grow all our business segments faster than the growth in respective markets.”

Corporate Highlights

Tata Communications launched mobile broadband solutions enabled by IPX+ framework and 70 mobile network operators (MNOs) around the world signed up for the new service. With mobile data volume growing nearly threefold annually and close to 50% of that predicted to come from mobile video, the demands on mobile broadband solutions and services are set to increase dramatically. Tata Communications’ new framework provides a converged interconnect platform, enabling end-to-end management across mobile networks for the delivery of multiple services over IP.

Neotel connected COP 17 at South Africa to the rest of the world via Tata Communications. Neotel enabled WiFi access for the entire conference and along with Cisco and Dimension Data, provided Telepresence rooms for public usage. Both these services were based on connectivity solutions provided by Tata Communications on its advanced global network.

Tata Communications further expanded its cloud portfolio with the launch of InstaHCM; in partnership with SuccessFactors, Inc. –a global leader in cloud-based business execution software. This is the first SaaS-based Human Capital Management application of its kind to be launched in India.

Tata Communications’ subsidiary BitGravity entered into a strategic agreement with Juniper in the Content Delivery Network technology space. Juniper acquired rights to the service management layer of BitGravity technology, thus validating our product and service deployment vision. The agreement allows Juniper to offer the BitGravity platform as a leading standard and paves the way for Tata Communications to grow its managed and communication services to the carrier industry.

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Awards and Recognition

Tata Communications won the Best Global Wholesale Offering Award, the third year in a row, at the 2011 Capacity Awards.

Tata Communications won two awards at the MEF Carrier Ethernet Service Provider Awards 2011; The Best Business Ethernet Service award in 2011 (an Enterprise Service award) and the other for the Best Ethernet Service Provider in APAC in 2011 for the second year in a row. The MEF Carrier Ethernet Service Provider Awards recognise excellence and leadership in the development, marketing and delivery of Carrier Ethernet services.

Tata Communications also won the coveted award for “Data Value Best-in-Class at PTC ‘12 in Honolulu, Hawaii. ATLANTIC-ACM, a leading telecommunications and information industry research firm, delivered its 2012 Awards for Global Wholesale Excellence based on a market-wide customer feedback study built from over 1,300 carrier ratings from 300 global wholesale customers.

A presentation providing the definitions and a detailed analysis of the results for the quarter ended December 31, 2011 has been uploaded on the Tata Communications website and can be accessed at:

http://www.tatacommunications.com/downloads/investors/analyst/FY12_Q3_Results_Analyst_Presentation_vF.pdf

Ends

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited).

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known

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and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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